

September 26, 2013

Via E-mail
Mr. John V. Britti
Chief Financial Officer
Ocwen Financial Corporation
2002 Summit Boulevard. 6th Floor
Atlanta, Georgia 30319

> **Re: Ocwen Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 5, 2013**
> **File No. 001-13219**

Dear Mr. Britti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 Income Taxes, page F-46

1. You disclose in your business acquisition footnote on page F-16 that you expect the mortgage servicing rights and goodwill to be treated as intangible assets acquired in connection with the purchase of a trade or business to be amortized over 15 years for tax

purposes. However, you do not appear to disclose any deferred tax liabilities related to tax-deductible goodwill in your purchase price allocations. Please tell us why have not recognized any deferred tax liabilities related to tax-deductible goodwill for any of your acquisitions.

Form 10-Q filed for the Period Ended June 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 3 Transfers of Financial Assets, page 14

2. Please provide us with sufficient information addressing how the related servicing advance sales to HLSS meet the requirements for sale accounting under GAAP.

Note 24 Commitments and Contingencies, page 42

3. We note the Company established a reserve of $66.4 million as of June 30, 2013 under the Proposed Regulators' Settlement. Please tell us and revise future filings, to address whether there is an exposure to loss in excess of the amount accrued and what the reasonably possible loss or additional loss may be. We reference ASC 450-20-50 paragraph 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results and Financial Condition – Servicing

Three Months Ended June 30, 2013 versus June 30, 2012, page 55

4. We note the disclosure that an increase in modifications typically results in higher revenues in any given period, because the return of a loan to performing status would generally result in the recognition of any deferred servicing fees and late fees on the loan. So that we have a better understanding of the impact of loan modifications on revenues, please address the accounting and the basis and timing therein, for recognizing the deferred fees into revenue when the HAMP or non-HAMP loan has been modified. Also, address the reasons for not recognizing any of the respective deferred loan fees into revenues when these loans have been modified.

5. Please revise in future filings, to provide a separate discussion of servicing and subservicing revenues recognized given the increase in the use of subservicing agreements entered into which has caused annualized revenues as a percentage of UPB to decrease during the interim periods of 2013 compared to the interim periods of 2012.

6. We note the significant increase in interest expense which occurred in the interim periods of 2013. Please explain to us the nature of the funding transactions with HLSS so that we better understand the disclosure that "interest expense on the portion of the sales proceeds accounted for as a financing is greater than the interest on the match funded

liabilities that were assumed by HLSS or repaid, principally because Ocwen is also compensating HLSS for the cost of capital used to fund the HLSS Transactions. "

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief